04037893

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for July 12, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July ____, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altarescu
Name: HOWARD ALTARESCU
Title: TREASURER

113431 GSAMP 2004-SD1
Form SE (Collateral Term Sheets)

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER.

COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, GSAMP 2004-SD1

GSAMP 2004 SD 01
Portfolio Summary Report
Prepared by Goldman, Sachs & Co.

Pg Pool Classification	Loans	Act Balance	Gross WA	Orig WAM	St WAM	St Age	OLTV	1stOLT
0001 All Loans	1,903	$271,639,386.52	7.906	347.30	338.10	9.15	82.82	76.61
*** TOTALS ***	1,903	$271,639,386.52						

Disclaimer:
Copyright © 2001 by Goldman, Sachs & Co.
This material is for your private information, and we are not soliciting any action based upon it. This report is not to be construed as an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Certain transactions, including those involving futures, options, and high yield securities, give rise to substantial risk and are not suitable for all investors. The material is based upon information that we consider reliable, but we do not represent that it is accurate or complete, and it should not be relied upon as such. Opinions expressed are our current opinions as of the date appearing on this material only. While we endeavor to update on a reasonable basis the information discussed in this material, there may be regulatory, compliance, or other reasons that prevent us from doing so. We and our affiliates, officers, directors, and employees, including persons involved in the preparation or issuance of this material, may, from time to time, have long or short positions in, and buy or sell, the securities, or derivatives (including options) thereof, of companies mentioned herein. No part of this material may be (i) copied, photocopied, or duplicated in any form, by any means, or (ii) redistributed without Goldman, Sachs & Co.'s prior written consent.
This material has been issued by Goldman, Sachs & Co. and/or one of its affiliates and has been approved by Goldman Sachs International, which is regulated by The Securities and Futures Authority, in connection with its distribution in the United Kingdom and by Goldman Sachs Canada in connection with its distribution in Canada. This material is distributed in Hong Kong by Goldman Sachs (Asia) L.L.C., in Japan by Goldman Sachs (Japan) Ltd., and in Singapore through Goldman Sachs (Singapore) Pte. This material is not for distribution in the United Kingdom to private customers, as that term is defined under the rules of The Securities and Futures Authority; and any investments, including any convertible bonds or derivatives, mentioned in this material will not be made available by us to any such private customer. Neither Goldman, Sachs & Co. nor its representative in Seoul, Korea, is licensed to engage in the securities business in the Republic of Korea. Goldman Sachs International and its non-U.S. affiliates may, to the extent permitted under applicable law, have acted upon or used this research, to the extent it relates to non-U.S. issuers, prior to or immediately following its publication. Foreign-currency-denominated securities are subject to fluctuations in exchange rates that could have an adverse effect on the value or price of, or income derived from, the investment. In addition, investors in certain securities such as ADRs, the values of which are influenced by foreign currencies, effectively assume currency risk.
Further information on any of the securities mentioned in this material may be obtained upon request, and for this purpose persons in Italy should contact Goldman Sachs S.I.M. S.p.A. in Milan, or at its London branch office at 133 Fleet Street, and persons in Hong Kong should contact Goldman Sachs (Asia) L.L.C. at 3 Garden Road. Unless governing law permits otherwise, you must contact a Goldman Sachs entity in your home jurisdiction if you want to use our services in effecting a transaction in the securities mentioned in this material.

Loans	Act Balance	Gross WA	Margin	Orig WAM	St WAM	St Age	MTR	OLTV	1stOLT	CCLTV	FICO
1,903	$271,639,386.52	7.906	5.675	347.30	338.10	9.15	12.60	82.82	76.61	82.32	579.1

Current Rate		Principal Balance		St Orig Term		St Rem Term		St Age		Delq.	
1.01-2.00%	0.09	$0.00-$ 25,000	0.60	109 - 120 M	0.03	97 - 108 Mt	0.02	1-6	20.08	CURR	91.74
4.01-5.00%	1.24	$25,001-$ 50,000	3.95	121 - 180 M	2.02	109 - 120 M	0.01	7-12	67.48	30	5.80
5.01-6.00%	9.04	$50,001-$ 75,000	7.02	181 - 240 M	7.01	121 - 180 M	2.03	13-18	9.42	60	1.79
6.01-7.00%	26.80	$75,001-$100,000	8.12	241 - 300 M	0.97	181 - 240 M	7.03	19-24	3.02	90	0.66
7.01-8.00%	24.35	$100,001-$120,000	6.21	301 - 360 M	89.97	241 - 300 M	0.97				
8.01-9.00%	14.51	$120,001-$140,000	6.09			301 - 360 M	89.94				
9.01-10.00	11.61	$140,001-$160,000	5.67								
10.01-11.00	7.73	$160,001-$180,000	6.70								
11.01-12.00	4.40	$180,001-$200,000	5.42								
12.01-13.00	0.21	$200,001-$250,000	10.17								
13.01-15.00	0.03	$250,001-$300,000	10.74								
		$300,001-$350,000	5.81								
		$350,001-$400,000	5.94								
		$400,001-$450,000	4.07								
		$450,001-$500,000	2.97								
		$500,001-$550,000	1.52								
		$550,001-$600,000	1.48								
		More	7.52								

Geography		City		Orig LTV		1st OLTV		CCLTV	
California	35.26	LOS ANGELES	2.63	00.01-50.0	0.93	Missing	7.81	Missing	0.03
Texas	6.01	CHICAGO	1.66	50.01-70.0	9.63	00.01-50.0	0.92	00.01-50.0	0.99
New York	5.08	SAN JOSE	1.47	70.01-75.0	7.05	50.01-70.0	9.63	50.01-70.0	9.99
Florida	4.77	OAKLAND	1.23	75.01-80.0	34.22	70.01-75.0	7.05	70.01-75.0	6.66
Colorado	4.53	SACRAMENTO	1.18	80.01-90.0	32.22	75.01-80.0	34.11	75.01-80.0	34.60
Washington	4.33	LAS VEGAS	1.00	90.01-95.0	5.07	80.01-90.0	32.12	80.01-90.0	31.63
Illinois	4.26	MIAMI	0.95	95.01-100.	10.80	90.01-95.0	4.57	90.01-95.0	5.16
Georgia	3.30	SAN FRANCIS	0.84	100.01-110.	0.05	95.01-100.	3.79	95.01-100.	10.83
Michigan	3.21	HAYWARD	0.75	120.01-125.	0.03			100.01-110.	0.05
New Jersey	2.58	SANTA ANA	0.68					110.01-120.	0.03
Nevada	1.99	SAN DIEGO	0.65					120.01-125.	0.03
Ohio	1.79	SANTA ROSA	0.65						
Oregon	1.68	SAN ANTONIO	0.63						
Virginia	1.57	DENVER	0.62						
Massachuset	1.48	DETROIT	0.60						
More	18.16	*More*	84.47						

FICO		Armflag		Servicer		Originators	
Missing	0.75	ARM	75.58	OCWEN	98.56	LONGBEACH	73.81
400-499	14.06	FIXED	24.42	GMACC	1.01	NEWCENTURY	7.55
500-519	10.00			BOA	0.43	EQUIFIRST	5.54
520-559	23.77					FIRSTFRANKLIN	3.61
560-579	7.06					FREMONT	3.21
580-619	15.10					AEGIS	2.84
620-649	9.48					FRANKLINCREDI	2.72
650-699	11.79					BOA	0.64
700-749	5.33					FINAMCO	0.08
More	2.65						

Lien		Property Type		Purpose		Occupancy		T30		T60	
1	92.19	SINGLE FAMILY	76.14	PURCHASE	44.91	OWNER OCCUPIE	93.86	0	53.15	0	89.34

Disclaimer:
Copyright © 2001 by Goldman, Sachs & Co.
This material is for your private information, and we are not soliciting any action based upon it. This report is not to be construed as an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Certain transactions, including those involving futures, options, and high yield securities, give rise to substantial risk and are not suitable for all investors. The material is based upon information that we consider reliable, but we do not represent that it is accurate or complete, and it should not be relied upon as such. Opinions expressed are our current opinions as of the date appearing on this material only. While we endeavor to update on a reasonable basis the information discussed in this material, there may be regulatory, compliance, or other reasons that prevent us from doing so. We and our affiliates, officers, directors, and employees, including persons involved in the preparation or issuance of this material, may, from time to time, have long or short positions in, and buy or sell, the securities, or derivatives (including options) thereof, of companies mentioned herein. No part of this material may be (i) copied, photocopied, or duplicated in any form, by any means, or (ii) redistributed without Goldman, Sachs & Co.'s prior written consent.
This material has been issued by Goldman, Sachs & Co. and/or one of its affiliates and has been approved by Goldman Sachs International, which is regulated by The Securities and Futures Authority, in connection with its distribution in the United Kingdom and by Goldman Sachs Canada in connection with its distribution in Canada. This material is distributed in Hong Kong by Goldman Sachs (Asia) L.L.C., in Japan by Goldman Sachs (Japan) Ltd., and in Singapore through Goldman Sachs (Singapore) Pte. This material is not for distribution in the United Kingdom to private customers, as that term is defined under the rules of The Securities and Futures Authority; and any investments, including any convertible bonds or derivatives, mentioned in this material will not be made available by us to any such private customer. Neither Goldman, Sachs & Co. nor its representative in Seoul, Korea, is licensed to engage in the securities business in the Republic of Korea. Goldman Sachs International and its non-U.S. affiliates may, to the extent permitted under applicable law, have acted upon or used this research, to the extent it relates to non-U.S. issuers, prior to or immediately following its publication. Foreign-currency-denominated securities are subject to fluctuations in exchange rates that could have an adverse effect on the value or price of, or income derived from, the investment. In addition, investors in certain securities such as ADRs, the values of which are influenced by foreign currencies, effectively assume currency risk.
Further information on any of the securities mentioned in this material may be obtained upon request, and for this purpose persons in Italy should contact Goldman Sachs S.I.M. S.p.A. in Milan, or at its London branch office at 133 Fleet Street, and persons in Hong Kong should contact Goldman Sachs (Asia) L.L.C. at 3 Garden Road. Unless governing law permits otherwise, you must contact a Goldman Sachs entity in your home jurisdiction if you want to use our services in effecting a transaction in the securities mentioned in this material.

2	7.81	PUD	9.34	CASHOUT REFI	40.60	NON-OWNER	5.55	1	16.63	1	6.64
		2-4 FAMILY	6.53	REFI-PROPERTY IMPR	10.27	SECOND HOME	0.59	2	14.72	2	1.95
		CONDO	4.57	RATE/TERM REFI	4.22			3	7.26	3	0.98
		SINGLE FAMILY DETACHED	2.03					4	3.93	4	0.27
		MANUFACTURED HOUSING	1.22					5	2.39	5	0.30
		TOWNHOUSE	0.18					6	0.94	6	0.31
								7	0.53	7	0.05
								8	0.28	8	0.13
								More	0.18	*More*	0.03

Disclaimer:
Copyright © 2001 by Goldman, Sachs & Co.
This material is for your private information, and we are not soliciting any action based upon it. This report is not to be construed as an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Certain transactions, including those involving futures, options, and high yield securities, give rise to substantial risk and are not suitable for all investors. The material is based upon information that we consider reliable, but we do not represent that it is accurate or complete, and it should not be relied upon as such. Opinions expressed are our current opinions as of the date appearing on this material only. While we endeavor to update on a reasonable basis the information discussed in this material, there may be regulatory, compliance, or other reasons that prevent us from doing so. We and our affiliates, officers, directors, and employees, including persons involved in the preparation or issuance of this material, may, from time to time, have long or short positions in, and buy or sell, the securities, or derivatives (including options) thereof, of companies mentioned herein. No part of this material may be (i) copied, photocopied, or duplicated in any form, by any means, or (ii) redistributed without Goldman, Sachs & Co.'s prior written consent.
This material has been issued by Goldman, Sachs & Co. and/or one of its affiliates and has been approved by Goldman Sachs International, which is regulated by The Securities and Futures Authority, in connection with its distribution in the United Kingdom and by Goldman Sachs Canada in connection with its distribution in Canada. This material is distributed in Hong Kong by Goldman Sachs (Asia) L.L.C., in Japan by Goldman Sachs (Japan) Ltd., and in Singapore through Goldman Sachs (Singapore) Pte. This material is not for distribution in the United Kingdom to private customers, as that term is defined under the rules of The Securities and Futures Authority; and any investments, including any convertible bonds or derivatives, mentioned in this material will not be made available by us to any such private customer. Neither Goldman, Sachs & Co. nor its representative in Seoul, Korea, is licensed to engage in the securities business in the Republic of Korea. Goldman Sachs International and its non-U.S. affiliates may, to the extent permitted under applicable law, have acted upon or used this research, to the extent it relates to non-U.S. issuers, prior to or immediately following its publication. Foreign-currency-denominated securities are subject to fluctuations in exchange rates that could have an adverse effect on the value or price of, or income derived from, the investment. In addition, investors in certain securities such as ADRs, the values of which are influenced by foreign currencies, effectively assume currency risk.
Further information on any of the securities mentioned in this material may be obtained upon request, and for this purpose persons in Italy should contact Goldman Sachs S.I.M. S.p.A. in Milan, or at its London branch office at 133 Fleet Street, and persons in Hong Kong should contact Goldman Sachs (Asia) L.L.C. at 3 Garden Road. Unless governing law permits otherwise, you must contact a Goldman Sachs entity in your home jurisdiction if you want to use our services in effecting a transaction in the securities mentioned in this material.